UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ----------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                             Inter-Tel, Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    458372109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Steven G. Mihaylo
                           P.O. Box 19790 Reno, Nevada
                                      89511
                                 (775) 338-4699
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   Copies to:
                             Brian J. McCarthy, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                          Los Angeles, California 90071
                                 (213) 687-5000

                                  May 18, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------- ---------------------------------------------------------------------
1.         Names of Reporting Persons. Steven G. Mihaylo

           I.R.S. Identification Nos. of above persons (entities only). Not applicable.

---------- ---------------------------------------------------------------------
2.         Check the Appropriate Box if a Member of a Group (see Instructions)

                   (A) [ X ]
                   (B) [   ]
           Not applicable.
---------- ---------------------------------------------------------------------
3.         SEC Use Only

---------- ---------------------------------------------------------------------
4.         Source of Funds (see Instructions)

           Not applicable.
---------- ---------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
---------- ---------------------------------------------------------------------
6.         Citizenship or Place of Organization

           United States of America
---------- ---------------------------------------------------------------------
Number of Shares          7.       Sole Voting Power
Beneficially
Owned by Each                      5,179,498
Reporting Person          -------- ---------------------------------------------
With                      8.       Shared Voting Power

                                   None
                          -------- ---------------------------------------------
                          9.       Sole Dispositive Power

                                   5,179,498
                          -------- ---------------------------------------------
                          10.      Shared Dispositive Power

                                   None
---------- ---------------------------------------------------------------------
11.        Aggregate Amount Beneficially Owned by Each Reporting Person

           5,179,498
---------- ---------------------------------------------------------------------
12. Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [__]

---------- ---------------------------------------------------------------------
13.        Percent of Class Represented by Amount in Row 11

           19.6%
---------- ---------------------------------------------------------------------
14.        Type Of Reporting Person (See Instructions)

           IN
---------- ---------------------------------------------------------------------

CUSIP No. 458372 109
          ------------
---------- ---------------------------------------------------------------------
1.         Names of Reporting Persons. Vector Capital Corporation

           I.R.S. Identification Nos. of above persons (entities only).
           94-3311525

---------- ---------------------------------------------------------------------
2.         Check the Appropriate Box if a Member of a Group (see Instructions)

                   (A) [ X ]
                   (B) [   ]
           Not applicable.
---------- ---------------------------------------------------------------------
3.         SEC Use Only

---------- ---------------------------------------------------------------------
4.         Source of Funds (see Instructions)

           Not applicable.
---------- ---------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
---------- ---------------------------------------------------------------------
6.         Citizenship or Place of Organization

           State of Delaware
---------- ---------------------------------------------------------------------
Number of Shares          7.       Sole Voting Power
Beneficially
Owned by Each                      None*
Reporting Person          -------- ---------------------------------------------
With                      8.       Shared Voting Power

                                   None*
                          -------- ---------------------------------------------
                          9.       Sole Dispositive Power

                                   None*
                          -------- ---------------------------------------------
                          10.      Shared Dispositive Power

                                   None*
---------- ---------------------------------------------------------------------
11.        Aggregate Amount Beneficially Owned by Each Reporting Person

           None*
---------- ---------------------------------------------------------------------
12. Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [ X ]*

---------- ---------------------------------------------------------------------
13.        Percent of Class Represented by Amount in Row 11

           0*
---------- ---------------------------------------------------------------------
14.        Type Of Reporting Person (See Instructions)

           CO
---------- ---------------------------------------------------------------------
*Vector Capital Corporation affirms membership in a "group" for purposes of
Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, with Steven G. Mihaylo, but disclaims beneficial ownership of the shares of the Issuer's Common Stock beneficially owned by Mr. Mihaylo.

This Amendment No. 4 amends and supplements the Schedule 13D, dated March 3, 2006 (the "Original Schedule 13D"), and filed by Steven G. Mihaylo ("Mr. Mihaylo") with the Securities and Exchange Commission (the "SEC") on March 6, 2006, as amended by Amendment No. 1 thereto, dated April 10, 2006 and filed by Mr. Mihaylo with the SEC on April 10, 2006 ("Amendment No. 1"), Amendment No. 2 thereto, dated April 21, 2006 and filed by Mr. Mihaylo with the SEC on April 21, 2006 ("Amendment No. 2"), and Amendment No. 3 thereto, dated May 8, 2006 and filed by Mr. Mihaylo with the SEC on May 8, 2006 ("Amendment No. 3" and, collectively with the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, the "Schedule 13D"), with respect to the common stock, no par value per share ("Common Stock"), of Inter-Tel, Incorporated, an Arizona corporation ("Inter-Tel"). Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, this Amendment No. 4 also constitutes the initial filing of
Schedule 13D by Vector Capital Corporation as a member of a "group" with Mr. Mihaylo. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.


Item 2.       Identity and Background

The response to Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information at the end of such Item 2:

(a) This statement on Schedule 13D is also being filed on behalf of Vector Capital Corporation, a Delaware corporation ("Vector").

(b) The business address for Vector is 456 Montgomery Street, 19th Floor, San Francisco, California 94104.

(c) The business of Vector is making investments in securities of public and private companies for its own account.

(d) During the last five years, Vector has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Vector has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The agreement among Vector and Mr. Mihaylo relating to the joint filing of this
Schedule 13D is filed as Exhibit 7 to this Schedule 13D.


Item 4.       Purpose of Transaction.

The response to Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of such Item 4:

         The information set forth in Item 6 with respect to the Memorandum (as defined below) is hereby incorporated by reference herein.

Item 5.       Interest in the Securities of the Issuer.

The responses to Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and supplemented by adding the following paragraphs at the end of each such Item.

         On May 12, 2006, in connection with his appointment to the Inter-Tel Board of Directors pursuant to the Settlement Agreement, Mr. Mihaylo received a grant of options to purchase 7,500 shares of Inter-Tel Common Stock, which options are exercisable beginning November 12, 2006.

         Vector does not have sole or shared voting or dispositive power with respect to any shares of Inter-Tel Common Stock, and disclaims beneficial ownership of shares beneficially owned by Mr. Mihaylo.


Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

The response to Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 6:

         On May 18, 2006, Mr. Mihaylo, Summit and Vector entered into a Memorandum of Understanding (the "Memorandum") to outline certain elements of understanding between them with respect to the potential acquisition of Inter-Tel. The Memorandum contemplates that:

            o Mr. Mihaylo, Summit and Vector would form a new entity ("Newco") to acquire Inter-Tel in an all-cash transaction via a statutory merger or tender offer.

            o Mr. Mihaylo would contribute his current equity in Inter-Tel into Newco in exchange for equity in Newco.

            o Vector would contribute cash in exchange for equity in Newco in an amount equal to the difference between (x) the sum of the consideration to be paid to the Inter-Tel shareholders (other than Mr. Mihaylo) in the transaction, transaction expenses and an agreed upon minimum amount of cash for working capital purposes, less (y) the sum of the Company's existing cash and the net proceeds of debt financing obtained by Newco, which financing is contemplated to be a first/second lien package from RBC, subject to negotiation of terms and rates and to a "market check" from competing investment banks.

            o Mr. Mihaylo and Summit, on the one hand, and Vector, on the other hand, would share all reasonable out-of-pocket transaction expenses incurred following the date of the Memorandum on a 50/50 basis. If the transaction is consummated, Newco would reimburse all parties for their reasonable transactions expenses, including, without limitation, expenses incurred in connection with Mr. Mihaylo's plans to conduct a proxy solicitation in connection with the Annual Meeting.

            o If, after Mr. Mihaylo/Summit and Vector extend a proposal to jointly acquire Inter-Tel, Mr. Mihaylo chooses to sell or vote his shares, within 12 months of the Termination Date (as defined below), in favor of another change of control transaction, Mr. Mihaylo/Summit would pay to Vector, either in cash or in the form of consideration received by Mr. Mihaylo for his shares of Inter-Tel's Common Stock in such transaction, a specified amount as "overbid protection" in accordance with the formula set forth in the Memorandum.

            o Either Mr. Mihaylo/Summit or Vector may terminate the Memorandum by written notice to the other party at any time, with the date of such notice being the "Termination Date." The provision described in the immediately preceding bullet point survives the Termination Date as set forth therein.

         The foregoing description of the Memorandum is qualified in its entirety by the full text of the Memorandum, a copy of which is filed as Exhibit 8 to this Schedule 13D and the text of which is incorporated herein by reference.

Item 7.       Material to be Filed as Exhibits.

The response to Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of such Item 7:

Exhibit 7: Joint Filing Agreement dated May 18, 2006 between Vector Capital Corporation and Steven G. Mihaylo.

Exhibit 8: Memorandum of Understanding, dated May 18, 2006, among Summit Growth Management LLC, Steven G. Mihaylo and Vector Capital Corporation.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   May 18, 2006

                                          /s/ Steven G. Mihaylo
                                          ---------------------------------
                                          Steven G. Mihaylo


                                          VECTOR CAPITAL CORPORATION


                                          /s/ Christopher G. Nicholson
                                          ---------------------------------
                                          By: Christopher G. Nicholson
                                          Its: Authorized Signatory

                                  EXHIBIT INDEX

The Exhibit Index is hereby deleted in its entirety and replaced with the following:

Exhibit 1: Letter, dated April 3, 2006, from Steven G. Mihaylo to the Board of
           Directors of Inter-Tel.

Exhibit 2: Letter, dated April 10, 2006, from Steven G. Mihaylo to the Board of
           Directors of Inter-Tel.

Exhibit 3: Press release, dated April 10, 2006, issued by Steven G. Mihaylo.

Exhibit 4: Settlement Agreement among Inter-Tel, Incorporated, Steven G. Mihaylo and Summit Growth Management LLC, dated May 5, 2006.

Exhibit 5: Confidentiality Agreement between Inter-Tel, Incorporated and Steven
           G. Mihaylo, dated May 5, 2006.

Exhibit 6: Press release, dated May 5, 2006, issued by Inter-Tel, Incorporated,
           Steven G. Mihaylo and  Summit Growth Management LLC.

Exhibit 7: Joint Filing Agreement dated May 18, 2006 between Vector Capital
           Corporation and Steven G. Mihaylo.

Exhibit 8: Memorandum of Understanding, dated May 18, 2006, among Summit Growth
           Management LLC, Steven G. Mihaylo and Vector Capital Corporation.

                                                                       Exhibit 7

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

         This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act"), by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the rules and regulations thereunder may be filed on each of their respective behalves on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1 under the Act.

Dated:   May 18, 2006

                                          /s/ Steven G. Mihaylo
                                          -----------------------------------
                                          Steven G. Mihaylo


                                          VECTOR CAPITAL CORPORATION


                                          /s/ Christopher G. Nicholson
                                          -----------------------------------
                                          By:  Christopher G. Nicholson
                                          Its: Authorized Signatory

                                                                       Exhibit 8


                           MEMORANDUM OF UNDERSTANDING

                                  May 18, 2006

         This Memorandum outlines certain elements of understanding between Summit Growth Management LLC and Steven G. Mihaylo, its Managing Member (together, "Mihaylo"), and certain investment entities affiliated with Vector Capital Corporation (collectively, "Vector") regarding the potential acquisition of Inter-Tel, Incorporated (the "Company"). This Memorandum sets forth present understandings of the parties and, except for the sections captioned "Expenses" and "Vector Overbid Protection," which shall be binding, does not create or reflect any binding obligation on any party.

Transaction Terms
-----------------

Objective:               Potential acquisition of the Company by a newly formed
                         entity ("Newco") via a statutory merger or tender offer.

Consideration:           Cash.

Sources of Equity:       Mihaylo to "roll" his current equity in the Company
                         into Newco. Vector to contribute cash in exchange for equity in Newco in an amount equal to the difference between (x) the sum of the consideration to be paid to the shareholders (other than Mihaylo) in the transaction, transaction expenses and an agreed upon minimum amount of cash for working capital purposes, less (y) the sum of the net proceeds of the financing described below under "Leverage" and the Company's existing cash.

Leverage:                1st/2nd Lien package from RBC Capital Markets
                         Corporation, subject to negotiation of terms and rates and to "market check" from competing investment banks.

Expenses:                Mihaylo and Vector will share all reasonable
                         out-of-pocket transaction expenses incurred following the date hereof on a 50/50 basis, including the reasonable fees and expenses of Skadden, Arps, Slate, Meagher & Flom in its capacity as transaction counsel
                         (but not in its capacity as separate counsel to Mihaylo, which is addressed below), or such other transaction counsel as the parties may hereafter jointly designate. The parties will consult with each other before incurring significant expenses. The parties may maintain (and separately pay for) separate legal counsel. Investment banking and debt financing fees are assumed to be on a "success" basis only. If the transaction is consummated, Newco will reimburse both parties for all of their reasonable transaction expenses, including, without limitation, expenses incurred in connection with Mihaylo's plans to conduct a proxy solicitation in connection with the Company's
                         2006 annual meeting of stockholders.

Termination:             Either Mihaylo or Vector may terminate this Memorandum
                         by written notice to the other party at any time, with the date of such notice being the "Termination Date".
                         The section "Vector Overbid Protection" shall survive the Termination Date as set forth therein.

Vector Overbid Protection
-------------------------

                         If, after Mihaylo and Vector extend a proposal to jointly acquire the Company, Mihaylo chooses to sell or vote his shares, within 12 months of the Termination Date, in favor of another change of control transaction, Mihaylo shall pay to Vector, either in cash or in the form of consideration received by Mihaylo for his shares of the Company's common stock in such transaction, an amount equal to (x) 10% of Mihaylo's gain above $22/share times (y) a percentage equal to 50% plus 1% for each day elapsed following the date hereof through the date of such event, but not to exceed 100% (e.g., 80% at day 30). In addition, if Mihaylo and Vector enter into an agreement with the Company that provides for a break-up fee, such fee would be split 50/50 if paid.

Acknowledged and Agreed:

                                          VECTOR CAPITAL CORPORATION



/s/ Steven G. Mihaylo                     /s/ Christopher G. Nicholson
-------------------------                 ------------------------------
Steven G. Mihaylo                         By:  Christopher G. Nicholson


SUMMIT GROWTH MANAGEMENT LLC


/s/ Steven G. Mihaylo
-------------------------
By:  Steven G. Mihaylo